





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48509

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRUSTFIRST, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

265 BROOKVIEW CENTRE WAY, SUITE 504
(No. and Street)

KNOXVILLE	TN	37919
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DONALD TAYLOR — 865-583-7390
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SHEDJAMA, INC - dba Edward Opperman, CPA
(Name – *if individual, state last, first, middle name*)

1901 Kossuth Street	Lafayette	Indiana	47905
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __DONALD TAYLOR_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __TRUSTFIRST, INC._____, as of __DECEMBER 31_____, 20 __17____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



THERESA R. NATIONS
STATE OF TENNESSEE
NOTARY PUBLIC
KNOX COUNTY

Theresa R. Nations
Notary Public

_____
Signature

PRESIDENT
Title

My Commission Expires September 29, 2018

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [✓] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRUSTFIRST, INC.

REPORT ON AUDIT OF
FINANCIAL STATEMENTS

DECEMBER 31, 2017



EDWARD OPPERMAN, CPA
CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNER IN SUCCESS"

TRUSTFIRST, INC.

TABLE OF CONTENTS



CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN • CPA • CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
TRUSTFIRST, INC.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of TRUSTFIRST, INC., as of December 31, 2017, the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material aspects, the financial position of TRUSTFIRST, INC. as of December 31, 2017 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United State of America.

Basis for Opinion

These financial statements are the responsibility of TRUSTFIRST, INC.'s management. Our responsibility is to express an opinion on TRUSTFIRST, INC.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to TRUSTFIRST, INC. in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedules of Computation of Net Capital Under SEC Rule 15c3-1 and the Reconciliation between Audited and Unaudited Net Capital Computation have been subjected to audit procedures performed in conjunction with the audit of TRUSTFIRST, INC.'s financial statements. The supplemental information is the responsibility of TRUSTFIRST, INC.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules of Computation of Net Capital Under SEC Rule 15c3-1 and the Reconciliation between Audited and Unaudited Net Capital Computation are fairly stated, in all material respects, in relation to the financial statements as a whole.



SHEDJAMA, INC.
dba Edward Opperman, CPA

We have served as TRUSTFIRST, INC.'s auditor since 2014.

Lafayette, Indiana
February 23, 2018

TRUSTFIRST, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017

ASSETS

ASSETS

Cash and cash equivalents	$	114,165
Accounts receivable		76,017
Other assets		21,959
Deferred tax benefit		23,715
Property and Equipment, at Cost,		
Less Accumulated Depreciation of $36,596		-
TOTAL ASSETS	$	235,856

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Payable to clearing agent	$	212
Accrued expenses		101,785
Deferred federal and state income taxes		-
TOTAL LIABILITIES		101,997

STOCKHOLDERS' EQUITY

Common Stock (No Par Value, authorized 200,000 shares, 100,00 issued, 69,112 outstanding)	354,300
Additional Paid In Capital	161,500
Retained Deficit	(176,638)
Treasury Stock, 30,888 Shares at Cost	(205,303)
TOTAL STOCKHOLDERS' EQUITY	133,859

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	235,856

TRUSTFIRST, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUE		
Commissions and fees	$	1,033,151
TOTAL REVENUE		1,033,151
EXPENSES		
Commissions		754,869
Occupancy and equipment costs		79,044
Clearing Expense		59,454
Brokerage service expense		23,013
Professional fees		51,004
Office supplies and postage		8,306
Other expenses		40,671
TOTAL EXPENSES		1,016,361
Net Income Before Income Tax		16,790
Income Tax Benefits (Expense)		7,015
Net Income Before Equity in Income of Investee		23,805
Equity in Income of Investee		-
NET INCOME	$	23,805
Earnings (Loss) per share of common stock	$	23.81

TRUSTFIRST, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2017

	Capital Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Total
BEGINNING BALANCE	$ 354,300	$ 161,500	$ (191,303)	$ (200,443)	$ 124,054
Additional Paid In Capital	-	-	-	-	-
Stock Issue	-	-	-	-	-
Purchase of Shares	-	-	(14,000)	-	(14,000)
Net Income	-	-	-	23,805	23,805
ENDING BALANCE	$ 354,300	$ 161,500	$ (205,303)	$ (176,638)	$ 133,859

TRUSTFIRST, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$	23,805
Adjustments to reconcile net income to net cash provided by		
operating activities:		
Depreciation		1,679
(Increase) decrease in operating assets:		
(Increase) in commissions receivable		4,933
(Increase) in other assets		1,520
Increase (decrease) in operating liabilities:		
Increase in payable to clearing agent		(272)
Increase in accrued expenses		10,004
Net cash provided by operating activities		41,669

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of Treasury Stock		(14,000)
Net cash provided by investing activities		(14,000)

NET INCREASE IN CASH AND CASH EQUIVALENTS		27,669

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		86,496
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	114,165

SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES

Cash Paid During the Year for:		
Interest	$	883
Income Taxes	$	-

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements, notes and supplemental schedules are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America (GAAP). Significant accounting policies are:

a. Nature of Operations— TrustFirst, Inc. (the Company), formed in 1995 and located in Knoxville, Tennessee, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) offering securities in stocks, bonds, and options to the general public.

The Company does not hold security accounts or custodial securities for customers. All security transactions are cleared through Pershing, a subsidiary of The Bank of New York Mellon Corporation who is a member of the New York Stock Exchange (NYSE). The Company's revenue from the services it provides may be affected by securities market conditions.

b. Cash & Cash Equivalents— For purposes of reporting cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents consist of demand deposit accounts with banks and clearing accounts with Pershing. The Company maintains $58,700 on deposit with Pershing which is segregated to meet clearing requirements.

c. Use of Estimates— The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions. Those estimates and assumptions affect certain reported amounts and disclosures. Estimates affect the reported amounts of revenues and expenses during the period. Accordingly, actual results could vary from those estimates.

d. Accounts Receivable— Customers' security transactions and resulting commissions are recorded on a trade date basis. Commissions receivable consists of commissions from unsettled trades at year end. Commissions receivable are stated at the amount of subsequent collections on the settlement date. As a result, management believes commissions are fully collectible; and therefore, no allowance for bad debts is required.

e. Property, Plant, Equipment and Depreciation— Property and equipment are stated at cost. Depreciation is computed using primarily the straight-line method and is based on estimated useful lives of five to seven years.

f. Income Taxes— Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to the net operating loss carry-forwards and the differences between the tax and financial reporting basis for certain assets. The resulting deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. A valuation allowance is also recorded for deferred tax assets when it is more likely than not that some or all the deferred tax asset may not be realized.

The Company also assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. This measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

g. <u>Evaluation of Subsequent Events</u>— Management has evaluated subsequent events through February 23, 2017, which is the date the financial statements were available to be issued

NOTE 2: CONCENTRATIONS OF CREDIT RISK

Financial instruments which subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company periodically has cash deposited in financial institutions in excess of Federal Deposit Corporation (FDIC) limits. The Company also maintains several accounts insured by SIPC up to $250,000. There were no uninsured bank balances as of December 31, 2017.

NOTE 3: NET CAPITAL REQUIREMENT

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission. The Rule requires the maintenance of minimum net capital and prohibits a broker-dealer from engaging in securities transactions when its "aggregate indebtedness" exceeds fifteen times its "net capital" as those terms are defined in the Rule. Minimum net capital for the Company is $5,000; however, the Company cannot distribute income to its shareholder until the capital is at least 120% of the minimum net capital, or $6,000 as of December 31, 2017. At December 31, 2017, the Company had excess net capital of $61,546.

In addition, the State of Tennessee Department of Commerce and Insurance requires registered investment advisors to maintain $15,000 of net capital.

NOTE 4: LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

There were no liabilities subordinated to general creditors at December 31, 2017, and there were no changes in liabilities subordinated to general creditors for the year then ended.

NOTE 5: INCOME TAXES

Deferred tax liabilities have been provided for taxable temporary differences related to accumulated depreciation. Deferred tax assets have been provided for deductible temporary differences related to net operating losses and charitable contribution carry-forwards. Deferred taxes consisted of the following components:

Deferred Tax Asset – Current $23,715

A valuation allowance will be provided until it is more likely than not that all deferred tax assets will be realized. Realization of deferred tax assets is dependent upon whether there will be sufficient taxable income in particular future years. The Company will continue to evaluate the need for and the amount of the allowance, based on management's evaluation of current results and events and their expectations for the future. The Company has recorded a valuation allowance for 100% of the long-term deferred tax assets.

The Company has federal net operating loss carry-forwards totaling approximately $95,102 at December 31, 2017. These carry-forwards are available to offset tax liabilities on future income through 2032 for federal income taxes. The Company files income tax returns in the U.S. federal and state jurisdictions. With few exceptions, the Company is no longer subject to examinations by tax authorities for years before 2014. The Company has not accrued or expensed any amounts for interest or penalties associated with income taxes for the year ended December 31, 2017.

NOTE 6: RELATED PARTY TRANSACTIONS

The Company processes certain trades for Trendz Advisors, a company in which the Company's shareholder owns a majority interest. During the year ended December 31, 2017, the Company received net commission income of approximately $5,000 from these transactions.

The Company's shareholder also owns a 7% interest in DG Properties I, LLC, a nonregistered investment company which was formed in 2011 and owns commercial real estate. TrustFirst, Inc. does not act as custodian for the LLC.

The Company's shareholder also owns a 2.4% interest in DG Income Properties II, LLC, a nonregistered investment company which was formed in 2012 and owns commercial real estate. TrustFirst, Inc. does not act as custodian for the LLC.

The Company's shareholder also owns a 10% interest in Tooles Bend Partners, LLC, a nonregistered investment company which was formed in 2012, but funded in 2013. This LLC owns commercial real estate. TrustFirst, Inc. does not act as custodian for the LLC. The real estates holdings were sold on December 15, 2017, and as of December 31, 2017 the LLC is in the process of closing.

The Company's shareholder also owns a 4% interest in NCDG Properties, LLC, a nonregistered investment company which was formed in 2012 but funded in 2013. This LLC owns commercial real estate. TrustFirst, Inc. does not act as custodian for the LLC.

The Company's shareholder also owns an 8.47% interest in Parsons Income Properties, LLC, a nonregistered investment company which was formed in 2014. This LLC owns commercial real estate. TrustFirst, Inc. does not act as custodian for the LLC.

NOTE 6: RELATED PARTY TRANSACTIONS (cont.)

The Company's shareholder also owns a 4.762% interest in Tansi DG Investors, LLC, a nonregistered investment company which was formed in 2016. This LLC owns commercial real estate. TrustFirst, Inc. does not act as custodian for the LLC.

The Company's shareholder also owns a 6.37% interest in Valley DG Properties, LLC, a nonregistered investment company which was formed in 2016. This LLC owns commercial real estate. TrustFirst, Inc. does not act as custodian for the LLC.

The Company's shareholder also owns a 6.294% interest in Cumberland River Income Properties, LLC, a nonregistered investment company which was formed in 2016. This LLC owns commercial real estate. TrustFirst, Inc. does not act as custodian for the LLC.

The Company's shareholder also owns a 5.00% interest in MCD-HRB, LLC, a nonregistered investment company which was formed in 2017. This LLC owns commercial real estate. TrustFirst, Inc. does not act as custodian for the LLC.

The Company's shareholder also owns a 5.37% interest in TallaBama, LLC, a nonregistered investment company which was formed in 2017. This LLC owns commercial real estate. TrustFirst, Inc. does not act as custodian for the LLC.

In 2009, the Company's chief executive officer, individually, purchased outstanding stock in the Company held by two other parties. These purchases resulted in the chief executive officer becoming 100% owner of the Company. The Company's chief executive officer, individually, and the two parties also agreed to note payable arrangements which allow for payments of the purchase price for the stock over time. These payments are tied to operating revenues of the Company. The Company has not guaranteed the stock purchase agreements or the notes payable and is not contractually obligated to make payments.

NOTE 7: CONTINGENCIES

In the normal course of conducting its business, the Company may be involved in legal proceedings. Currently, the Company is not involved in any proceedings related to litigation, claims or assessments against the Company or management. Due to the nature and scope of the Company's business which brings it into regular contact with the general public, a variety of businesses, and multiple governmental entities which regulate and examine its operations, the Company is inherently subject to the hazards of potential litigation, claims and assessments. Additionally, the routine examinations performed by the Company's regulators could result in findings and rule violations which have an adverse effect on the Company. Currently, management is not aware of any such conditions.

TRUSTFIRST, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS
AS OF DECEMBER 31, 2017
SCHEDULES I, II, III and IV

SCHEDULE I: COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1

Total ownership equity from Statement of Financial Condition	$	133,859
less nonallowable assets from Statement of Financial Condition		(65,513)
Net capital before haircuts on securities positions		68,346
Haircuts on Securities		-
Net Capital	$	68,346

SCHEDULE II: COMPUTATION OF AGGREGATE INDEBTEDNESS AND EXCESS CAPITAL UNDER RULE 15c3-1

Total aggregate indebtedness	$	101,997
Net capital required based on aggregate indebtedness (6-2/3%)		6,800
Ratio of Aggregate Indebtedness to Net Capital		149.24%

Computation of Basic Net Capital Requirement

Net Capital		68,346
less Net Capital Requirement		6,800
Excess Net Capital	$	61,546

Computation of Aggregate Indebtedness

Required Net Capital (Greater of (A) of (B))		
(A) 120% of Minimum Net Capital		6,000
(B) 10% of Total Aggregate Indebtedness		10,200
Net Capital in Excess of Required Amount	$	58,146

SCHEDULE III: COMPUTATION FOR DETERMINATION OF RESERVE EQUIREMENT UNDER RULE 15c-3-3 AND INFORMATION RELATED TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-1

TrustFirst, Inc. is exempt from the computation of determination of the reserve requirement under provisions of Rule 15c3-3 subparagraph (k) (2) (ii)

SCHEDULE IV: MATERIAL INADEQUACIES UNDER RULE 17a-5(j)

Material Inadequacy: None
Corrective Action Taken or Proposed: Not Applicable

RECONCILIATION BETWEEN AUDITED COMPUTATION OF NET CAPITAL TO UNAUDITED NET CAPITAL COMPUTATION AS REPORTED ON DECEMBER 31, 2017 PART IIA FILING

At December 31, 2017, there were no material differences between audited net capital, above, and net capital as reported in the Firm's Part IIA (unaudited) FOCUS report.



CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT

1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

e@edwardoppermancpa.com | www.edwardoppermancpa.com

RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL COMPUTATION

The Board of Directors
TRUSTFIRST, INC.

Reference: Reconciliation between the audited computation of net capital and the broker dealer's unaudited net capital computation as reported on the December 31, 2017 Part IIA filing.

Conclusion: There were no material differences between the audited and unaudited net capital computation.

SHEDJAMA, INC
dba Edward Opperman, CPA
Lafayette, Indiana
February 23, 2018



CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT

1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Board of Directors
TRUSTFIRST, INC.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2017, which were agreed to by TRUSTFIRST, INC. and SIPC, Securities and Exchange Commission, and Financial Industry Regulatory Authority, Inc., solely to assist you and the other specified parties in evaluating TRUSTFIRST, INC.'s compliance with the applicable instructions of Form SIPC-7. TRUSTFIRST, INC.'s management is responsible for TRUSTFIRST, INC.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2017 with the amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SHEDJAMA, INC
dba Edward Opperman, CPA
Lafayette, Indiana
February 23, 2018

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended **12/31/2017**

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

11*11*****2129********************MIXED AADC 220
48509 FINRA DEC
TRUSTFIRST
265 BROOKVIEW CENTRE WAY STE 504
KNOXVILLE, TN 37919-4066

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Terri Nations 865-583-7390

2. A. General Assessment (item 2e from page 2) $ 877

B. Less payment made with SIPC-6 filed (**exclude interest**) (448)

7/28/17
Date Paid

C. Less prior overpayment applied (429)

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $______

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 429

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

TrustFirst, Inc.
(Name of Corporation, Partnership or other organization)

Theresa R. Nations
(Authorized Signature)

Corp. Secretary / Ops Mgr.
(Title)

Dated the 26 day of February, 2018.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2017 and ending 12/31/2017

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 1,033,151

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — 0

(2) Net loss from principal transactions in securities in trading accounts. — 0

(3) Net loss from principal transactions in commodities in trading accounts. — 0

(4) Interest and dividend expense deducted in determining item 2a. — 0

(5) Net loss from management of or participation in the underwriting or distribution of securities. — 0

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — 0

(7) Net loss from securities in investment accounts. — 0

Total additions — 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 297,764

(2) Revenues from commodity transactions. — 0

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 40,208

(4) Reimbursements for postage in connection with proxy solicitation. — 0

(5) Net gain from securities in investment accounts. — 0

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — 0

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — 0

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Private Placements — 108,750

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. — $ 1678

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). — $ 738

Enter the greater of line (i) or (ii) — 1678

Total deductions — 448,400

2d. SIPC Net Operating Revenues — $ 584,751

2e. General Assessment @ .0015 — $ 877

(to page 1, line 2.A.)

2

TRUSTFIRST, INC.
BROKER DEALER EXEMPTION REPORT
SEC RULE 15C3-3
DECEMBER 31, 2017



EDWARD OPPERMAN, CPA
CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNER IN SUCCESS"



CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT

1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Trustfirst, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers, in which Trustfirst, Inc., identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Firm claimed an exemption from 17 C.F.R. §2 4 0.15c3-3: (2) (ii), and Trustfirst, Inc. stated that Trustfirst, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception Trustfirst, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sincerely,

SHEDJAMA, INC.
dba Edward Opperman, CPA
Lafayette, Indiana
February 23, 2018

TRUSTFIRST, INC.
265 BROOKVIEW CENTRE WAY, SUITE 504
KNOXVILLE, TN 37919

EXEMPTION STATEMENT REGARDING RULE 15c3-3

TrustFirst, Inc. (CRD# 39057, SEC# 8-48509) is a $5,000 minimum net capital non-carry, non-clearing broker/dealer and is exempt from reserve requirement, with exemptions, according to Rule 15c3-3 (k) (2) (ii) "All customer transactions cleared through another broker-dealer on a fully disclosed basis".

TrustFirst, Inc., used Pershing, LLC as the clearing firm, throughout the year without exception.

TrustFirst, Inc., has meet this exemption provision throughout the year ended December 31, 2016 without exception.

To the best of my knowledge TrustFirst, Inc. has followed all the rules and regulation of Rule 15c3-3 throughout the year ended December 31, 2017.

Sincerely,



Signature: _____
DONALD TAYLOR, PRESIDENT
TRUSTFIRST, INC.
FEBRUARY 23, 2018